

Mail Stop 4561

December 8, 2016

Emmett A. Pepe
Senior Vice President and Chief Financial Officer
GSE Systems, Inc.
1332 Londontown Blvd., Suite 200
Sykesville, Maryland 21784

> **Re: GSE Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 25, 2016**
> **Form 8-K**
> **Furnished November 16, 2016**
> **File No. 001-14785**

Dear Mr. Pepe:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2015

Item 7. Management's Discussion and Analysis on Financial Condition and Results of Operations

Liquidity and Capital Resources, page 42

1.   We note on page F-43 that 31% of your 2015 revenue was derived from international sales of your products and services from all of your subsidiaries. To the extent that you have material cash balances outside of the United States, please tell us your consideration of disclosing the amount of cash and cash equivalents that are currently held outside of the United States and the impact of repatriating the undistributed earnings of foreign

subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Notes to Consolidated Financial Statements

Note 11. Income Taxes, page F-32

2.   Please revise to disclose the amount of undistributed foreign earnings, if any, for which you have not provided any U.S. income tax. In addition, please revise to disclose the amount of the unrecognized deferred tax liability related to undistributed earnings or include a statement that such determination is not practicable. We refer you to ASC 740-30-50-2b and 50-2c.

Note 16. Segment Information, page F-42

3.   We note from the table on page 18 that United Kingdom and People's Republic of China provided more than 10% of your consolidated revenue in 2014. To the extent material, revenues and long-lived assets by any individual foreign country may need to be separately disclosed. Please tell us how you considered the guidance in ASC 280-10-50-41. As part of your response, please tell us what consideration you gave to disclosing the basis for attributing revenues from external customers to individual foreign countries. In this regard, we note approximately 31% and 52% of your 2015 and 2014 revenue, respectively, was derived from international sales of your products and sales, while your contract revenue combining Europe and Asia accounted for approximately 13% and 24% of consolidated contract revenue in 2015 and 2014, respectively.

Form 8-K furnished on November 16, 2016

4.   We note under the "Q3 2016 Overview" section your disclosure of Adjusted EBITDA before those of your operating income and net income. Consistent with the guidance in Item 10(e)(1)(i)(A) of Regulation S-K and Regulation G, please ensure that you do not give greater prominence to non-GAAP measures than to the most directly comparable GAAP measures. We also refer you to Question 102.10 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016. Please review this guidance when preparing your next filing.

5.   We note that you disclose cash and equivalents per diluted share on the first page of your earnings release. Please explain to us how you considered the guidance in Question 102.05 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mengyao Lu, Staff Accountant, at (202) 551-7271 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services